Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our report dated June 22, 2023 relating to the consolidated and consolidating financial statements of Arrived Homes II, LLC, which comprise the consolidated and consolidating balance sheet as of December 31, 2022 and the related consolidated and consolidating statements of comprehensive loss, changes in member’s deficit, and cash flows for the period February 2, 2022 (date of inception) through December 31, 2022, and the related notes to the consolidated and consolidating financial statements.

/s/ Morison Cogen LLP

Blue Bell, PA

June 22, 2023